Exhibit 99.7

SUBCONTRACT AGREEMENT

This Subcontract Agreement (the “Agreement”) is entered into as of August 7, 2013 by and among Apple REIT Nine, Inc., a Virginia corporation (“Apple Nine”), and Apple Ten Advisors, Inc., a Virginia corporation (“Apple Ten Advisors”).

WHEREAS, Apple Seven, Apple Eight, Apple Nine, Seven Acquisition Sub and Eight Acquisition Sub are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), whereby wholly-owned subsidiaries of Apple Nine will merge with and into Apple Seven and Apple Eight such that, as a result of the mergers, Apple Seven and Apple Eight will become wholly-owned subsidiaries of Apple Nine (all capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement).

WHEREAS, Apple REIT Ten, Inc., a Virginia corporation (“Apple Ten”), and Apple Ten Advisors are parties to an Advisory Agreement, dated as of December 20, 2010, as amended, whereby Apple Ten has engaged Apple Ten Advisors to perform specified services to Apple Ten for specified fees (as the same may be amended from time to time in accordance with the terms thereof and this Agreement, the “Advisory Agreement”).

WHEREAS, pursuant to Section 6.1(e) of the Merger Agreement, the respective obligation of each of the Apple REITs to effect the Mergers is partially conditioned upon the effectiveness of this Agreement as of the Effective Time.

Now, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, intending to be legally bound, as follows:

1. The Subcontract.  Effective as of the Effective Time, Apple Ten Advisors agrees to transfer all of its right, title and interest to, and Apple Nine hereby agrees to accept, all fees, expenses or other payments Apple Ten is obligated to pay under the Advisory Agreement, and Apple Nine, directly or through its Subsidiaries, agrees to perform the obligations and duties of Apple Ten Advisors under the Advisory Agreement, arising on or after the Effective Time, when and as each such performance shall be required of Apple Ten Advisors under the Advisory Agreement.

2. Further Duties of Apple Ten Advisors.  Apple Ten Advisors hereby agrees that at the reasonable direction of Apple Nine it shall use its commercially reasonable efforts to perform or take such action under the Advisory Agreement, including, without limitation, demanding payment or performance from Apple Ten under the Advisory Agreement; provided, however, that Apple Ten Advisors shall not be required to (a) perform or take any action that could extend or increase its obligations under the Advisory Agreement (unless such obligations are to be performed solely by Apple Nine in connection with this Agreement), (b) incur any costs or expenses in connection with this Agreement or under the Advisory Agreement (unless reimbursed by Apple Nine), or (c) terminate the Advisory Agreement, through Section 22(c) of the Advisory Agreement or otherwise.  In addition, Apple Ten Advisors agrees to deliver to

Apple Nine any payments, received after the Effective Time from Apple Ten under the Advisory Agreement, as promptly as practicable (and in no event later than 5 business days) following receipt of such payments, and to keep separate from Apple Ten Advisors’ other assets such amounts until paid to Apple Nine hereunder.  Apple Ten Advisors also agrees to forward any notices, documents or instruments or other information relating to the Advisory Agreement to Apple Nine promptly (and in no event later than 5 business days) after receiving such information.

3. Other Agreements.  Apple Ten Advisors shall not, without the prior written consent of Apple Nine (acting at the direction of a majority of the non-management directors of Apple Nine), enter into any amendment, modification or supplement of the Advisory Agreement (including, without limitation, agreeing to any other services pursuant to Section 14 thereof) or grant any consent, waiver or release, which amendment, modification, supplement, consent, waiver or release would reasonably be expected to in any manner, directly or indirectly, enlarge, extend or prolong Apple Nine’s obligations or liabilities hereunder, release Apple Ten or its affiliates of any of its obligations or liabilities thereunder or diminish any of Apple Ten Advisors’ rights thereunder.  The parties agree that Apple Ten Advisors’ right to terminate the Advisory Agreement pursuant to Section 22 thereof is not affected by the foregoing and that Apple Ten Advisors retains the right, in its sole discretion, to exercise its rights under Section 22 of the Advisory Agreement; provided, however, Apple Ten Advisors shall not terminate the Advisory Agreement unless the Property Acquisition/Disposition Agreement, dated December 10, 2010 and effective January 19, 2011 between Apple Ten and Apple Suites Realty Group, Inc. is concurrently terminated.  During the term of this Agreement, Apple Ten Advisors shall not assign any of its rights under the Advisory Agreement or enter into any other subcontract arrangement with respect to the Advisory Agreement.

4. Representations and Warranties of Apple Ten Advisors.  Apple Ten Advisors represents and warrants that:

(a) Apple Ten Advisors has the legal capacity, power, authority and right (contractual or otherwise) to execute and deliver this Agreement and to perform its obligations hereunder.

(b) This Agreement has been duly executed and delivered by Apple Ten Advisors and constitutes a valid and binding obligation of Apple Ten Advisors enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relevant to creditors’ rights and general principles of equity.

(c) The execution and delivery of this Agreement and the consummation of the transactions herein contemplated will not (i) conflict with or violate the Articles of Incorporation or Bylaws of Apple Ten Advisors, (ii) conflict with or violate any court order, judgment or decree applicable to Apple Ten Advisors, or (iii) conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any contract or agreement to which Apple Ten Advisors is a party or by which Apple Ten Advisors is bound or affected, which conflict, violation, breach or default in the case of (ii) or (iii) would materially and adversely affect Apple Ten Advisor’s ability to perform any of its obligations under this Agreement.

(d) To the Knowledge of Apple Ten Advisors, neither Apple Ten Advisors nor Apple Ten is in breach or violation of, or default under, the Advisory Agreement. For purposes of this Agreement, “Knowledge of Apple Ten Advisors” shall mean the actual knowledge of the persons listed on Schedule 10.1(b) of the Apple Nine Disclosure Letter.

5. Representations and Warranties of Apple Nine.  Apple Nine represents and warrants that:

(a) Apple Nine has the legal capacity, power, authority and right (contractual or otherwise) to execute and deliver this Agreement and to perform its obligations hereunder and under the Advisory Agreement.

(b) This Agreement has been duly executed and delivered by Apple Nine and constitutes a valid and binding obligation of Apple Nine enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relevant to creditors’ rights and general principles of equity.

(c) The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and the performance required under the Advisory Agreement by Apple Nine will not (i) conflict with or violate the Articles of Incorporation or Bylaws of Apple Nine, (ii)  conflict with or violate any court order, judgment or decree applicable to Apple Nine, or (iii) conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any contract or agreement to which Apple Nine is a party or by which Apple Nine is bound or affected, which conflict, violation, breach or default in the case of (ii) or (iii) would materially and adversely affect Apple Nine’s ability to perform any of its obligations under this Agreement or the Advisory Agreement.

6. Termination.                      In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall also terminate immediately upon the date on which the Merger Agreement is terminated.  In addition, this Agreement and the rights and duties of the parties under this Agreement (except for outstanding payments to be made pursuant to Section 1 hereof or any indemnification claims made pursuant to Section 7 hereof) shall terminate upon the termination or expiration of the Advisory Agreement.

7. Indemnification.

(a) Apple Nine shall indemnify, defend and hold harmless Apple Ten Advisors and its affiliates and their respective officers, directors, members, employees, agents, representatives, successors and assigns from and against any liabilities, losses or damages asserted against or suffered by Apple

Ten Advisors relating to, resulting from or arising out of any breach by Apple Nine of any of its covenants or agreements under this Agreement, or (ii) the Advisory Agreement on or after the Effective Time (provided such breach results primarily from a breach by Apple Nine of any of its covenants or agreements under this Agreement).

(b) Apple Ten Advisors shall indemnify, defend and hold harmless Apple Nine and its affiliates and their respective officers, directors, members, employees, agents, representatives, successors and assigns from and against any liabilities, losses or damages asserted against or suffered by Apple Nine relating to, resulting from or arising out of any breach by Apple Ten Advisors of (i) any of its covenants or agreements under this Agreement or (ii) the Advisory Agreement on or after the Effective Time (provided such breach does not result primarily from a breach by Apple Nine of any of its covenants or agreements under this Agreement).  In addition, Apple Ten Advisors agrees to seek indemnification on behalf of Apple Nine under Section 18 of the Advisory Agreement for any liabilities and losses arising from the operations of Apple Ten (including Apple Nine’s costs and expenses, including legal fees and expenses, incurred in connection with investigating and defending itself against such liabilities and losses) if the conditions set forth under Section 18 of the Advisory Agreement could be met and agrees to transfer to Apple Nine any indemnification payments made to Apple Ten Advisors pursuant to Section 18 of the Advisory Agreement upon receipt.

(c) Each party shall promptly notify the other of any claim that it may have for indemnification under this Agreement.

8. Further Assurances.    The parties shall, upon the reasonable request of the other party, execute and deliver such documents and take such actions as the other party may reasonably deem necessary to effectuate the purposes of this Agreement.

9. Descriptive Headings.  The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

10. Amendment; Waivers.  This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed by each of the parties hereto and, with respect to Apple Nine, with the approval of the Special Committee thereof (prior to the Effective Time) or a majority of the non-management directors of the board of directors thereof (after the Effective Time).  No delay or failure on the part of any party hereto in exercising any right, power or privilege under this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence thereto.  No waiver shall be valid against any party hereto, unless made in writing and signed by the party against whom enforcement of such waiver is sought, and then only to the extent expressly specified therein.

11. Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

12. Entire Agreement; No Third-Party Beneficiaries.  This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and, (b) is not intended to confer upon any person other than the parties hereto any rights or remedies.

13. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

14. Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any party without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

15. Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the Commonwealth of Virginia or in any Virginia state court, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the Commonwealth of Virginia or any Virginia state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.  APPLE NINE AND APPLE TEN ADVISORS IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT.

16.   Apple Ten Acknowledgement. Apple Ten acknowledges the terms of this Agreement and agrees that, as a result of this Agreement, the provisions of the Advisory Agreement for the benefit of Apple Ten Advisors (specifically excluding any rights of Apple Ten Advisors under Section 22 of the Advisory Agreement), to the extent that any such provisions relate to the subcontract effectuated by this Agreement, shall extend to Apple Nine.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Subcontract Agreement, or have caused this Subcontract Agreement to be duly executed and delivered in their names and on their behalf, all as of the date first written above.

APPLE REIT NINE, INC.

By:           /s/ Justin G. Knight
Name:         Justin G. Knight
Title:           President

APPLE TEN ADVISORS, INC.

By:           /s/ Glade M. Knight
Name:         Glade M. Knight
Title:           President

APPLE REIT TEN, INC.
(For purposes of Section 16 only)

By:           /s/ Justin G. Knight
Name:        Justin G. Knight
Title:           President